

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via Facsimile
Stephen I. Chazen
President and Chief Executive Officer
Occidental Petroleum Corporation
10889 Wilshire Blvd., Los Angeles, CA 90024

> **Re:     Occidental Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **Response Letter Dated August 14, 2012**
> **File No. 001-09210**

Dear Mr. Chazen:

We have reviewed your response letter dated August 14, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 6

Occidental's businesses may experience catastrophic events, page 7

1.     We note your response to prior comment 3 from our letter dated August 2, 2012 in which you provide proposed disclosure for your next Form 10-K. We also note that you acknowledge that you have experienced a cyber-attack on your systems. It does not appear that you have previously disclosed to your investors that you have experienced a cyber-attack. Beginning with your next Form 10-Q, please include the additional discussion of cyber security risks together with a statement that acknowledges that you have experienced a cyber-attack on your systems.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, Laura Nicholson, Staff Attorney, at (202) 551-3584, or me, at (202) 551-3745, with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director